Filed by Inflection Point Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Inflection Point Acquisition Corp. (File No. 001-40823)

NASA Redirects Intuitive Machines’ First Mission to the Lunar South Pole Region

HOUSTON, TX – February 6, 2023 – Intuitive Machines, LLC (“Intuitive Machines” or the “Company”), a leading space exploration, infrastructure, and services company, is collaborating with NASA to prioritize the return of lunar scientific data in support of the Artemis Program. As part of this joint effort, Intuitive Machines will shift the landing site of its first mission to the lunar South Pole Region in support of NASA’s priority objectives.

“Redirecting Intuitive Machines’ IM-1 mission landing site is a testament to our collective commitment to supporting NASA’s Artemis Program and advancing lunar exploration for the benefit of humanity,” said Steve Altemus, Co-Founder, President and CEO of Intuitive Machines. “The Company is honored to accept the historic and scientific responsibility of bringing the United States to the lunar South Pole Region for the first time ever.”

Intuitive Machines is working closely with its stakeholders to ensure a seamless landing site change. The landing date is currently scheduled for late June of 2023. This change is expected to positively impact Intuitive Machines’ backlog. More importantly, Intuitive Machines views this as a significant win for the Artemis Program.

NASA has its sights set on locations around the South Pole Region for the Artemis era of human lunar exploration. The agency has identified the South Pole Region as one with characteristics that hold promise for unprecedented deep-space scientific discoveries, like discovering water ice on the Moon. Intuitive Machines’ Nova-C lunar lander would become the first spacecraft to land on the Moon’s South Pole Region.

As previously announced, Intuitive Machines signed a definitive business combination agreement with Inflection Point Acquisition Corp. (Nasdaq: IPAX, IPAXU, IPAXW) (“Inflection Point”), a publicly traded special purpose acquisition company, that is expected to result in Intuitive Machines becoming publicly listed. Completion of the transaction is subject to approval by Inflection Point’s shareholders and other customary closing conditions.

About Intuitive Machines

Intuitive Machines is a diversified space company focused on space exploration. Intuitive Machines supplies space products and services to support sustained robotic and human exploration to the Moon, Mars, and beyond. Intuitive Machines’ products and services are offered through its four business units: Lunar Access Services, Orbital Services, Lunar Data Services, and Space Products and Infrastructure. For more information, please visit intuitivemachines.com.

About Inflection Point

Inflection Point is a blank check company formed for the purpose of identifying and partnering with North American and European businesses in the consumer and technology sectors. Inflection Point’s financial sponsor is an affiliate of Kingstown Capital Management, LP, an investment firm. For more information, please visit inflectionpointacquisition.com.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Intuitive Machines and Inflection Point (the “Business Combination”). The Business Combination will be submitted to shareholders of Inflection Point for their consideration. In connection with the Business Combination, Inflection Point has filed a definitive proxy statement/prospectus, dated January 24, 2023, as may be further supplemented or amended from time to time (the “Definitive Proxy Statement/Prospectus”). Inflection Point’s shareholders and other interested persons are advised to read the Definitive Proxy Statement/Prospectus and documents incorporated by reference therein filed in connection with Inflection Point’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination and other matters, as these materials contain or will contain important information about Inflection Point, Intuitive Machines and the Business Combination. The Definitive Proxy Statement/Prospectus and other relevant materials for the Business Combination have been mailed to shareholders of Inflection Point as of January 10, 2023, the record date for voting on the Business Combination. Shareholders of Inflection Point may obtain copies of the Definitive Proxy Statement/Prospectus and other documents that are filed or will be filed with the SEC or that are incorporated by reference therein, without charge, once available, at the SEC’s website located at www.sec.gov or by directing a request to: Inflection Point at Inflection Point Acquisition Corp., 34 East 51st Street, 5th Floor, New York, NY 10022.

No Offer or Solicitation

This press release is for informational purposes only and shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor a solicitation of a proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Inflection Point’s securities, (ii) the risk that the Business Combination may not be completed by Inflection Point’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Inflection Point, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of the requisite approvals of Inflection Point’s shareholders and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the Business Combination on Intuitive Machines’ business relationships, performance, and business generally, (vi) risks that the Business Combination disrupts current plans of Intuitive Machines and potential difficulties in Intuitive Machines employee retention as a result of the Business Combination, (vii) the outcome of any legal proceedings that may be instituted against Intuitive Machines or against Inflection Point related to the business combination agreement or the Business Combination, (viii) the ability to maintain the listing of Inflection Point’s securities on Nasdaq, (ix) the price of Inflection Point’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Intuitive Machines plans to operate, variations in performance across competitors, changes in laws and regulations affecting Intuitive Machines’ business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination and identify and realize additional opportunities, (xi) the impact of the global COVID-19 pandemic, (xii) the market for commercial human spaceflight has not been established with precision, it is still emerging and may not achieve the growth potential Intuitive Machines expects or may grow more slowly than expected, (xiii) space is a harsh and unpredictable environment where Intuitive Machines’ products and service offerings are exposed to a wide and unique range of environmental risks, which could adversely affect Intuitive Machines’ launch vehicle and spacecraft performance, (xiv) Intuitive Machines’ business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto, (xv) Intuitive Machines’ limited operating history makes it difficult to evaluate its future prospects and the risks and challenges they may encounter and (xvi) other risks and uncertainties described in Inflection Point’s registration statement on Form S-1 (File No. 333-253963), which was originally filed with the SEC on September 21, 2021 (the “Form S-1”), in its Annual Report on Form 10-K for the year ended 2021 and its subsequent Quarterly Reports on Form 10-Q, the Definitive Proxy Statement/Prospectus, and any other documents filed by Inflection Point from time to time with the SEC. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Annual Report on Form 10-K for the year ended 2021, the Quarterly Reports on Form 10-Q, the Definitive Proxy Statement/Prospectus, and the other documents filed by Inflection Point from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Intuitive Machines and Inflection Point assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Intuitive Machines nor Inflection Point gives any assurance that either Intuitive Machines or Inflection Point, respectively, will achieve its expectations.

Participants in the Solicitation

Inflection Point and Intuitive Machines and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Inflection Point’s shareholders in connection with the Business Combination. Information about Inflection Point’s directors and executive officers and their ownership of Inflection Point’s securities is set forth in Inflection Point’s filings with the SEC. To the extent that holdings of Inflection Point’s securities have changed since the amounts printed in Inflection Point’s Annual Report on Form 10-K for the year ended 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the Definitive Proxy Statement/Prospectus regarding the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Contacts

For investor inquiries:
investors@intuitivemachines.com

For media inquiries:
press@intuitivemachines.com

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